3/30/2004



S ⋮S
E COMMISSION
04018014 .0549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004

SEC FILE NUMBER
8 - 49047

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Avantus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____8911 Capital of Texas Highway_____
                                        (No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian E. Smith   512-476-5554
                                                                               (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
                              (Name – if individual, state last, first, middle name)

12301 Research Blvd, Bld IV, Ste 180 Austin	**Texas**	**78759**
(Address) (City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____Brian E. Smith_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____**First Avantus Securities, Inc.**_____, as of ____December 31_____, 20___03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

<center>NONE</center>

_____

_____

_____   _____
                                                                                                  Bria E Smt
                                                                                                  Signature

                                                                                                  ____President_____
_____   Title
Shera L. Watts
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

SHERA L. WATTS
Notary Public, State of Texas
My Commission Expires
March 14, 2007



Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com



Member of Russell
Bedford International

FIRST AVANTUS SECURITIES, INC.

Financial Statements

December 31, 2003

(With Independent Auditors' Report Thereon)

FIRST AVANTUS SECURITIES, INC.
Index to Financial Statements and Supplemental Schedules
December 31, 2003



Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com



Member of Russell
Bedford International

Independent Auditors' Report

To the Board of Directors of
First Avantus Securities, Inc.:

We have audited the accompanying statement of financial condition of First Avantus Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Avantus Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has incurred net losses from operations and may incur significant provision for losses as a result of the outcome of arbitration, administrative actions or lawsuits, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas
February 12, 2004

1

12301 Research Blvd.
Building IV, Suite 180
Austin, Texas 78759
Phone (512) 258-9670
Fax: (512) 258-5895

Dallas, Texas   Houston, TX
(214) 720-4470   (713) 861-2220

Toll Free: 1-866-331-5336

CPA

The CPA. Never Underestimate The Value.®

FIRST AVANTUS SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	201,626
Receivable from broker-dealers and clearing organizations		276,306
Concessions receivable		33,205
Securities owned, at market value		651,575
Advances to employees		7,425
Other assets		4,873
TOTAL ASSETS	$	1,175,010

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	21,001
Accrued expenses and other liabilities		492,470
Securities sold, not yet purchased, at market value		74,380
Total liabilities		587,851

Stockholder's Equity

Preferred stock, 500,000 shares authorized, $.01 par value, 456,048 shares issued and outstanding	4,560
Common stock, 1,000,000 shares authorized, $.01 par value, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	913,461
Retained deficit	(266,862)
Treasury stock, at cost, 50,000 shares	(65,000)
Total Stockholder's equity	587,159

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,175,010

See notes to financial statements and independent auditors' report.

FIRST AVANTUS SECURITIES, INC.
Statement of Operations
Year Ended December 31, 2003

REVENUES

Securities commissions	$	2,836,022
Insurance commissions		609,537
Sale of investment company shares		486,955
Gain on firm securities investment account		119,096
Interest and other income		2,071
Total Revenues		4,053,681

EXPENSES

Compensation and benefits	2,365,196
Commissions and clearance paid to all other brokers	574,526
Interest expense	1,802
Regulatory fees and expenses	48,890
Management fees	546,096
Settlement costs	269,667
Other expenses	241,816
Total Expenses	4,047,993

INCOME BEFORE INCOME TAXES		5,688
Provision for income taxes		-
NET INCOME	$	5,688

See notes to financial statements and independent auditors' report.

FIRST AVANTUS SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Total
Balances at December 31, 2002	$ -	$ 1,000	$ 461,973	$ (272,550)	$ -	$ 190,423
Issuance of preferred stock	4,560	-	451,488	-	-	456,048
Treasury shares acquired	-	-	-	-	(65,000)	(65,000)
Net loss	-	-	-	5,688	-	5,688
Balances at December 31, 2003	$ 4,560	$ 1,000	$ 913,461	$ (266,862)	$ (65,000)	$ 587,159

See notes to financial statements and independent auditors' report.

FIRST AVANTUS SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:		
Net income	$	5,688
Adjustments to reconcile net loss to		
net cash provided by operating activities:		
Change in assets and liabilities		
Increase in receivables from broker-dealers and		
clearing organizations		(37,933)
Increase in concessions receivable		(10,768)
Increase in securities owned		(117,601)
Decrease in securities sold, not yet purchased		(2,490)
Increase in advances to employees and other assets		(7,790)
Increase in accounts payable and accrued expenses		257,221
Net cash provided by operating activities		86,327
Cash flows from investing activities:		-
Cash flows from financing activities:		
Acquisition of treasury stock		(65,000)
		(65,000)
Net increase in cash and cash equivalents		21,327
Cash and cash equivalents at beginning of year		180,299
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	201,626
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	-
Interest paid	$	1,802
Noncash Financing Activities:		
Issuance of Preferred Stock in exchange for securities	$	456,048

See notes to financial statements and independent auditors' report.

Notes to the Financial Statements

December 31, 2003

Note 1 -   Nature of Business

First Avantus Securities, Inc. (Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a Texas corporation that is a wholly owned subsidiary of First Financial Investment Securities, Inc. (Parent).

Note 2 -   Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Treasury Stock

The Company records treasury stock at cost.

Note 2 -   Significant Accounting Policies (Continued)

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recoded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and advances to employees. The Company had cash balances in excess of federally insured limits of $100,000 at various times during 2003 ($101,000 at December 31, 2003). Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

The Company is also subject to Texas Franchise tax at 4.5% of Federal taxable income.

Note 3 -   Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $421,852 and $100,000, respectively. The Company's net capital ratio was 1.22 to 1.

FIRST AVANTUS SECURITIES, INC.

Notes to the Financial Statements

December 31, 2003

Note 4 -   Stockholder's Equity

During 2003, the Company amended its articles of incorporation to provide for the issuance of 500,000 shares of Series A Non-Voting Preferred Stock, which is non-cumulative and non-convertible. Dividends, if declared by the Board of Directors, shall be at least equal per share to that declared and paid on the Common Stock. In the event of liquidation, the holders of Series A Non-Voting Preferred stock shall be entitled to a distribution in an amount equal to $1.00 per share of Series A Non-Voting Preferred Stock. If the assets of the Company legally available for distribution are insufficient to permit the payment of the full preferential amount to the holders of Series A Non-Voting Preferred Stock, then the entire assets available for distribution to shareholders shall be distributed to the holders of the Series A Non-Voting Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive.

On September 24, 2003, the Company issued 456,048 shares of Series A Non-Voting Preferred Stock to an officer of the Company at the price of $1.00 per share in exchange for securities valued at $456,048.

During 2003, the Board of Directors authorized the Company to repurchase 50,000 shares of its Common Stock. In September 2003, the shares were repurchased for $65,000.

Note 5 -   Income Taxes

At December 31, 2003, the Company has a net operating loss carry-forward of approximately $103,000 which may be offset against future taxable income. The operating loss carry-forward expires in 2016 and 2017. The tax benefit of approximately $35,000 has not been reported in these financial statements because the Company believes that there is at least a 50% chance that the carry-forwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 6 -   Employee Benefit Plans

The Company sponsors a 401(k) plan in which all employees are eligible to participate. Both employees and the Company may elect to make contributions to the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. No discretionary contributions were made by the Company during the year ended December 31, 2003.

The Company offers health care coverage for eligible employees and their qualifying dependents. Claims are partially self-funded by the Company, with excess amounts paid through an insurance policy.

FIRST AVANTUS SECURITIES, INC.

Notes to the Financial Statements

December 31, 2003

Note 7 -   Concentrations

The Company has a single employee who was responsible for generating approximately 17% of the total securities commissions earned in 2003. The ability of the Company to earn this revenue would be significantly reduced if the employee were to stop working for the Company.

Note 8 -   Commitments and Contingencies

Litigation

The Company together with others has been named as a defendant in various arbitration proceedings, administrative actions and lawsuits incidental to its securities business that allege, among other things, violations of Federal and state securities laws and claim damages collectively in excess of $500,000. Management intends to present a vigorous defense against all claims. In 2003, the Company paid $53,000, to settle arbitration claims. The Company is uninsured for future claims.

Based on the Company's experience and discussion with legal counsel, the financial statements include an accrual for $50,000 to settle pending claims as of December 31, 2003.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The clearing agreement contains an early termination fee that would be due if the Company desires to terminate the clearing agreement prior to the end of a determined period of time. The termination fees are as follows:

Termination prior to November 19,		Termination Fee
2004	$	325,000
2005	$	210,000
2006	$	105,000

The agreement with the clearing broker-dealer also calls for minimum monthly charges of $20,000 per month during the entire period of the agreement.

FIRST AVANTUS SECURITIES, INC.

Notes to the Financial Statements

December 31, 2003

Note 8 -   Commitments and Contingencies (Continued)

The Company leases office facilities in Austin and Dallas, Texas under leases expiring on October 31, 2004 and September 30, 2004, respectively. The Company subleases these facilities to unrelated parties. The subleases expire on October 31, 2004. Future minimum rental payments on these leases and noncancelable subleases are as follows:

Year Ending December 31,	Minimum Lease Payments	Minimum Sublease Income	Shortfall
2004	87,976	70,677	17,299
Total	$ 87,976	70,677	17,299

The difference between the rental payments and rental income is an obligation assumed by the Parent and therefore has not been accrued by the Company as of December 31, 2003.

Note 9 -   Related Party Transactions

The Company is provided certain management and administrative services, office facilities, staff support, utilities and supplies by the Parent. During the year ended December 31, 2003, the Company paid a management fee for such services to the Parent of $517,717 under the terms of a Management Services Agreement.

The Company earns fee income related to insurance products from an insurance agency owned by stockholders of the Company. At December 31, 2003, the Company had a receivable from the related party of $33,205 which is included in concessions receivable on the balance sheet. Total insurance commissions earned from this related party were $609,537 during 2003.

Note 10 -   Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses or significant provisions required as a result of the outcome of arbitration, administrative actions or lawsuits could adversely impact the Company's regulatory capital, which requires minimum net capital of $120,000. It is management's intention to control costs, increase revenues and vigorously defend arbitration, administrative actions and lawsuits. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Notes to the Financial Statements

December 31, 2003

Note 11 -   Accrued Expenses and Other Liabilities

The balance of this account consisted of the following as of December 31, 2003:

Accrued payroll and related items	$	210,316
Payable to clearing broker		183,899
Federal income taxes payable		32,870
Other items		45,385
Total accrued expenses and other liabilities	$	472,470

FIRST AVANTUS SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Total stockholder's equity qualified for net capital	$	587,159
Deductions and/or charges		
Non-allowable assets:		
Advances to employees		7,425
Other assets		4,873
Total deductions and/or charges		12,298
Net capital before haircuts on securities		574,861
Haircuts on securities		153,009
Net Capital	$	421,852
Aggregate indebtedness		
Accounts payable and accrued expenses	$	513,471
Total aggregate indebtedness	$	513,471
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or		
6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	321,852
Ratio of aggregate indebtedness to net capital		1.22 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2003 as reported by First Avantus Securities, Inc. on amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

 **Helin, Donovan, Trubee & Wilkinson, LLP**
Certified Public Accountants
www.helindonovan.com


Member of Russell
Bedford International

<u>Independent Auditors' Report on Internal Control</u>

To the Board of Directors of
First Avantus Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Avantus Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

13

12301 Research Blvd.
Building IV, Suite 180
Austin, Texas 78759
Phone (512) 258-9670
Fax: (512) 258-5895

Dallas, Texas   Houston, TX
(214) 720-4470   (713) 861-2220

Toll Free: 1-866-331-5336



The CPA. Never Underestimate The Value.®

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas
February 12, 2004

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